Exhibit 12.1

Washington Prime Group Inc.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends
(in thousands)

	Year Ended December 31,
	2017	2016	2015		2014	2013
Earnings before fixed charges:
Net income (loss) from continuing operations	$231,593	$77,416	$(104,122)		$205,455	$187,334
Income tax expense	3,417	2,232	849		1,215	196
(Income) loss from unconsolidated entities	(1,395)	1,745	1,247		(973)	(1,416)
Remeasurement gains from unconsolidated entities	—	—	—		(99,375)	—
Distributions from unconsolidated entities	1,873	272	223		1,004	2,110
Fixed charges	128,173	139,027	141,965		82,816	56,219
Capitalized interest	(1,521)	(2,640)	(1,781)		(283)	(1,019)
Earnings before fixed charges	$362,140	$218,052	$38,381		$189,859	$243,424

Fixed charges and preferred share dividends:
Interest expense (1)	$126,541	$136,225	$139,923		$82,428	$55,058
Capitalized interest	1,521	2,640	1,781		283	1,019
Portion of rents representative of the interest factor	111	162	261		105	142
Total fixed charges	128,173	139,027	141,965		82,816	56,219
Preferred share dividends	14,032	14,032	15,989		—	—
Total fixed charges and preferred share dividends	$142,205	$153,059	$157,954		$82,816	$56,219

Ratio of earnings to fixed charges and preferred share dividends	2.55	1.42	0.24	(2)	2.29	4.33

(1) Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.
(2) The shortfall of earnings to fixed charges and preferred share dividends for the year ended December 31, 2015 was $119,573. This shortfall resulted from the $31,653 of merger and transaction costs and $147,979 of impairment loss that we incurred during the year ended December 31, 2015.